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Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JANUARY 8, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

14475

SPECIAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

January 8, 2015

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS 1-7.

	FOR	AGAINST	ABSTAIN
1. To approve an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital and to effect corresponding amendments to the Company's Articles of Association and to the Company's Memorandum of Association, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per share.	☐	☐	☐
2. To re-elect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.	☐	☐	☐
3. To re-elect Mr. David Golan to serve as an External Director, for a three year term.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 3, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
4. To re-elect Ms. Orit Nir Schwartz to serve as an External Director, for a three year term.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 4, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
5. To ratify and approve compensation to our External Directors, as described in the Proxy Statement.	☐	☐	☐
6. To ratify and approve compensation to our Directors (excluding External Directors and directors who are employees of the Company), as described in the Proxy Statement.	☐	☐	☐
7. To approve an extension to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company's Chairman of the Board, as more fully described in the Proxy Statement.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE FOLLOWING PROPOSALS 8-11.

	FOR	AGAINST	ABSTAIN
8. To elect Mr. Eliezer Moodi Sandberg to serve as an External Director for a three year term. Alternatively, to elect Mr. Sandberg as a regular member of the Board of Directors until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.	☐	☐	☐

IMPORTANT: Please indicate if you have a ***"Personal Interest"*** *in the above Proposal 8, by marking an "X" in the one of the boxes below.* ***Your vote will not be counted if you do not fill in one of the boxes below.***

	YES	NO
I HAVE A PERSONAL INTEREST	☐	☐

	FOR	AGAINST	ABSTAIN
9. To elect Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.	☐	☐	☐
10. To terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors.	☐	☐	☐
11. To terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.	☐	☐	☐

Items 3, 4 and 8 require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 3, 4 and 8 by marking an X in one of the boxes appearing below the relevant proposal.

For information regarding the definition of "Personal Interest", see the "Votes Required" section of the Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.